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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*


                          BIRCH MOUNTAIN RESOURCES LTD.
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                                (Name of Issuer)

                        COMMON SHARES, WITHOUT PAR VALUE

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                         (Title of Class of Securities)


                                    09066X109
         -------------------------------------------------------------
                                 (CUSIP Number)


                                 AUGUST 29, 2007
                                OCTOBER 11, 2007
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             (Date of Event Which Requires Filing of this Statement)

                    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required is the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                    (Page 1)

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

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CUSIP No.                       09066X109                               13G                            Page 2
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
------------------------- ----------------------------------------------------------------------------------------------------------
           1              NAMES OF REPORTING PERSONS:                 James A. Pattison

------------------------- ----------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (a) [_]
                                                                                                                       (b) [_]
------------------------- ----------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       Canada

------------------------------- ----- ----------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                        4,849,394 at August 29, 2007 (See Item 4)
            SHARES                                                              9,197,424 at October 11, 2007 (See Item 4)
                                ----- ----------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                      -0-
           OWNED BY
                                ----- ----------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                   4,849,394 at August 29, 2007 (See Item 4)
           REPORTING                                                            9,197,424 at October 11, 2007 (See Item 4)
                                ----- ----------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                 -0-

------------------------- ----------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           4,849,394 at August 29, 2007 (See Item 4)
                          REPORTING PERSON:                                     9,197,424 at October 11, 2007 (See Item 4)

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           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                          [_]

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           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                               5.5% at August 29, 2007
                                                                                                          (See Item 4);
                                                                                                          10.1% at October 11, 2007
                                                                                                          (See Item 4)
------------------------- ----------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   IN

------------------------- ----------------------------------------------------------------------------------------------------------



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
ITEM 1

(a)      NAME OF ISSUER:

         Birch Mountain Resources Ltd. (the "Issuer")

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         Suite 300, 250 - 6th Avenue S.W.
         Calgary, Alberta, Canada  T2P 3H7

ITEM 2

(a)      NAME OF PERSON FILING:

         James A. Pattison (the "Reporting Person")


(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Principal Business Office:

         The Jim Pattison Group
         1800, 1067 West Cordova Street
         Vancouver, BC V6C 1C7  Canada

(c)      CITIZENSHIP:

         Canada

(d)      TITLE OF CLASS OF SECURITIES:

                  Common Shares, without par value ("Common Shares")

(e)      CUSIP NUMBER: 09066X109

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                           Not applicable

ITEM 4            OWNERSHIP.

(a)-(c)
                           The responses of the Reporting Person to Rows 5, 6,
                  7, 8, 9 and 11 of the cover page are incorporated by reference herein.

                           As of August 29, 2007, the Reporting Person, through
                  wholly-owned corporations, owned Canadian dollars ("C$") 16,003,000 principal amount of the Issuer's convertible unsecured subordinated debentures due December 31, 2011 (the "Subordinated Convertible Debentures"), and accordingly, at a conversion price of C$3.30 per share, may be deemed to have beneficially owned 4,849,394 Common Shares, which represented approximately 5.5% of the Common Shares outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of Common Shares outstanding as of June 30, 2007, as reported in the Issuer's Unaudited Interim Consolidated Financial Statements for June 30, 2007, as filed with the SEC by the Issuer on August 14, 2007, as Exhibit No.
                  99.2 to its Form 6-K (83,007,237 Common Shares), plus the Common Shares issuable upon conversion of the Subordinated Convertible Debentures owned by the Reporting Person described above).

                           As of October 11, 2007, the Reporting Person, through
                  wholly-owned corporations, (i) owned C$23,372,000 principal amount of the Subordinated Convertible Debentures, and accordingly, at a conversion price of C$3.30 per share, may be deemed to have beneficially owned 7,082,424 Common Shares and
                  (ii) also owned 2,115,000 Common Shares directly. The aggregate 9,197,424 Common Shares beneficially owned by the Reporting Person represented approximately 10.1% of the Common Shares outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of Common Shares outstanding as of September 30, 2007, as reported in the Issuer's Unaudited Interim Consolidated Financial Statements for September 30, 2007, as filed with the SEC by the Issuer on November 14, 2007, as Exhibit No. 99.2 to its Form 6-K (84,145,737 Common Shares), plus the Common Shares issuable upon conversion of the Subordinated Convertible Debentures owned by the Reporting Person described above).

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10           CERTIFICATIONS.

(b)
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


















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
                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2008


                                                 /s/ James A. Pattison
                                                 ----------------------------
                                                 James A. Pattison
























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